                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 32)(1)

                              CSS INDUSTRIES, INC.
                              --------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                   178666 10 3
                                   -----------
                                 (CUSIP Number)

                                Alan Singer, Esq.
                           Morgan, Lewis & Bockius LLP
                               1701 Market Street
                           Philadelphia, PA 19103-2921
                                 (215) 963-5224
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 12, 2004
                                  -------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box | |

Note: Schedules filed in paper format shall include a signed original and two copies of the Schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 15 Pages)

CUSIP NO. 178666 10 3               SCHEDULE 13D              PAGE 2 OF 15 PAGES

--------------- ----------------------------------------------------------------
1               NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                         Jack Farber
--------------- ----------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A
                MEMBER OF A GROUP*                                     (A)   |_|
                                                                       (B)   |_|
--------------- ----------------------------------------------------------------
3               SEC USE ONLY
--------------- ----------------------------------------------------------------
4               SOURCE OF FUNDS   PF, OO
--------------- ----------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)                       |_|
--------------- ----------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION    United States of America
--------------- ----------------------------------------------------------------
    NUMBER      7      SOLE VOTING POWER                           78,510 Shares
  OF SHARES     ------ ---------------------------------------------------------
BENEFICIALLY    8      SHARED VOTING POWER                        518,954 Shares
OWNED BY EACH   ------ ---------------------------------------------------------
  REPORTING     9      SOLE DISPOSITIVE POWER                      78,510 Shares
   PERSON       ------ ---------------------------------------------------------
    WITH        10     SHARED DISPOSITIVE POWER                   518,954 Shares
--------------- ------ ---------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                REPORTING PERSON                                  597,464 Shares
--------------- ----------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                                     |X|
--------------- ----------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          5.0%
--------------- ----------------------------------------------------------------
14              TYPE OF REPORTING PERSON*                                     IN
--------------- ----------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 178666 10 3               SCHEDULE 13D              PAGE 3 OF 15 PAGES

This Amendment No. 32 amends the Schedule 13D filed by Jack Farber with respect to shares of common stock, par value $.10 per share, ("Common Stock") of CSS Industries, Inc., a Delaware corporation ("CSS"), as such statement has been amended from time to time.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.
------

         Jack Farber may be deemed to beneficially own 597,464 shares of Common Stock (5.0% of the issued and outstanding Common Stock of CSS, based upon information set forth in CSS' Form 10-Q for the quarter ended September 30, 2004 indicating that 11,943,592 shares of Common Stock were issued and outstanding on October 28, 2004). Of that amount, he has sole voting and investment power with regard to 78,510 shares of Common Stock that he owns directly and may be deemed to have shared voting and investment power with regard to 518,954 shares of Common Stock. Shares as to which he has shared voting and investment power include the following:

         o 158,303 shares of Common Stock held by a trust for the benefit of David M. Farber, Jack Farber's son, for which Jack Farber and David
            M. Farber are co-trustees (the "David Farber Trust"). A majority of the trustees of the David Farber Trust is required to vote or dispose of the shares of Common Stock owned by the David Farber Trust; and

         o 83,475 shares of Common Stock owned by trusts for the benefit of two of Jack Farber's grandchildren (together, the "Grandchildren Trusts"), for which Jack Farber's wife serves as co-trustee with his daughter.

         In addition, Jack Farber may be deemed to share voting and investment power with respect to shares of Common Stock held by the following entities. Jack Farber disclaims beneficial ownership with regard to these shares:

         o 245,500 shares held by the Farber Family Foundation, Inc. (the "Farber Family Foundation"). Jack Farber, Vivian Farber, his wife, Ellen B. Kurtzman, his daughter and David M. Farber, his son, are the members, officers and directors of the Farber Family Foundation, which is a charitable foundation. As a matter of policy, the Farber Family Foundation does not vote the shares of Common Stock that it owns. The shares described above in this paragraph do not include 88,224 shares that are held by the Farber Family Foundation with respect to which Ellen B. Kurtzman has sole voting and investment power.

         o 31,676 shares held by the Farber Foundation, Inc. (the "Farber Foundation"). Jack Farber, Steven V. Dubin, an officer and director of CSS, and Clifford E. Pietrafitta, an officer of CSS, are members of, and together with David J. M. Erskine, a director and officer of CSS, are directors of, the Farber Foundation, which is a charitable foundation. As a matter of policy, the Farber Foundation does not vote the shares of common stock that it owns.

CUSIP NO. 178666 10 3               SCHEDULE 13D              PAGE 4 OF 15 PAGES

         Additional information regarding the persons other than Jack Farber identified in this item is contained in Appendix A attached hereto.

         The shares referenced as being beneficially owned by Jack Farber do not include shares owned by the Farber Family Charitable Lead Annuity Trust (the "Farber Charitable Trust"). Ellen B. Kurtzman is the sole trustee of the Farber Charitable Trust.

         Following the date of the last transaction reported in Amendment No. 31 to Jack Farber's Schedule 13D, each of Jack Farber and the Farber Family Foundation acquired 50,000 shares of Common Stock on November 8, 2004 as a result of contributions made by the Jack Farber 2003 Irrevocable Trust dated December 15, 2003 (the "2003 Trust"). Ellen B. Kurtzman is the sole trustee of the 2003 Trust. In addition, Jack Farber and the Farber Family Foundation sold an aggregate of 316,500 shares of Common Stock as follows:

         JACK FARBER

                                              NUMBER                 PRICE
         DATE OF SALE                        OF SHARES           PER SHARE ($)
         ------------                        ---------           -------------
         April 5, 2004                          100                  33.31
         April 5, 2004                          200                  33.39
         April 5, 2004                          500                  33.45
         April 5, 2004                          100                  33.49
         April 6, 2004                          700                  33.40
         April 6, 2004                          600                  33.42
         April 6, 2004                        1,300                  33.43
         April 6, 2004                          500                  33.50
         April 6, 2004                        1,000                  33.53
         April 6, 2004                          500                  33.55
         April 6, 2004                          500                  33.60
         April 12, 2004                       1,000                  33.65
         April 12, 2004                         700                  33.74
         April 13, 2004                         200                  33.50
         April 13, 2004                         200                  33.55
         April 13, 2004                         100                  33.75
         April 14, 2004                         500                  33.41
         April 14, 2004                         500                  33.35
         April 14, 2004                       2,800                  33.40
         April 19, 2004                       2,300                  34.00
         April 20, 2004                       1,000                  34.05
         April 22, 2004                       2,000                  34.10
         April 22, 2004                         300                  34.64
         April 22, 2004                         100                  34.63
         April 22, 2004                         300                  34.61
         April 26, 2004                         100                  35.00

CUSIP NO. 178666 10 3               SCHEDULE 13D              PAGE 5 OF 15 PAGES

                                              NUMBER                 PRICE
         DATE OF SALE                        OF SHARES           PER SHARE ($)
         ------------                        ---------           -------------
         April 27, 2004                         600                  34.92
         April 27, 2004                       1,200                  34.95
         April 27, 2004                         200                  34.96
         April 27, 2004                         400                  35.00
         April 28, 2004                       1,400                  34.73
         April 29, 2004                       1,500                  35.00
         April 29, 2004                         600                  34.90
         May 3, 2004                            400                  34.10
         May 3, 2004                            100                  34.11
         May 3, 2004                            300                  34.19
         May 3, 2004                            200                  34.21
         May 3, 2004                            500                  34.24
         May 3, 2004                            500                  34.25
         May 3, 2004                          1,000                  34.76
         May 3, 2004                          1,000                  34.85
         May 3, 2004                          1,000                  35.00
         May 4, 2004                            900                  35.00
         May 4, 2004                            100                  35.11
         May 11, 2004                         1,000                  33.53
         May 11, 2004                         1,000                  33.55
         May 11, 2004                         1,000                  33.56
         May 11, 2004                         1,000                  33.59
         May 11, 2004                           500                  33.65
         May 11, 2004                         1,000                  33.66
         May 11, 2004                           500                  33.75
         May 17, 2004                         5,100                  34.00
         May 18, 2004                           900                  34.00
         May 24, 2004                         1,000                  35.15
         May 24, 2004                         1,900                  35.19
         May 24, 2004                         1,100                  35.20
         May 24, 2004                         1,000                  35.25
         May 25, 2004                         1,000                  35.55
         June 1, 2004                         1,000                  34.70
         June 1, 2004                         1,000                  34.80
         June 1, 2004                         1,000                  35.00
         June 1, 2004                         1,000                  35.20
         June 2, 2004                         1,800                  35.15
         June 2, 2004                           200                  35.20
         June 7, 2004                           900                  34.60
         June 7, 2004                           100                  34.62
         June 9, 2004                         2,000                  33.97
         June 9, 2004                         3,000                  34.00

CUSIP NO. 178666 10 3               SCHEDULE 13D              PAGE 6 OF 15 PAGES

                                              NUMBER                 PRICE
         DATE OF SALE                        OF SHARES           PER SHARE ($)
         ------------                        ---------           -------------
         June 14, 2004                        1,000                  35.19
         June 16, 2004                        1,900                  35.00
         June 16, 2004                          100                  35.03
         June 16, 2004                        1,000                  35.12
         June 17, 2004                        1,900                  34.90
         June 17, 2004                          100                  34.96
         June 21, 2004                          200                  34.82
         June 22, 2004                        1,800                  34.80
         June 23, 2004                        1,000                  34.85
         June 23, 2004                          200                  34.99
         June 24, 2004                        2,800                  34.99
         June 28, 2004                          500                  35.60
         June 29, 2004                          100                  35.39
         June 30, 2004                        1,800                  35.00
         June 30, 2004                          200                  35.01
         June 30, 2004                        1,000                  35.10
         July 1, 2004                           200                  34.74
         July 1, 2004                           900                  34.70
         July 2, 2004                           600                  34.65
         July 2, 2004                           700                  34.66
         July 8, 2004                         1,600                  34.02
         July 8, 2004                           400                  34.03
         July 9, 2004                           600                  33.60
         July 12, 2004                        1,700                  33.45
         July 12, 2004                        2,700                  33.40
         July 12, 2004                          100                  33.61
         July 12, 2004                          400                  33.60
         July 12, 2004                          100                  33.51
         July 12, 2004                          400                  33.50
         July 12, 2004                          200                  33.69
         July 12, 2004                        1,200                  33.62
         July 12, 2004                          100                  33.46
         July 13, 2004                        2,000                  33.36
         July 13, 2004                          200                  33.46
         July 13, 2004                          300                  33.60
         July 20, 2004                          400                  33.15
         July 20, 2004                          100                  33.16
         July 20, 2004                          400                  33.25
         July 20, 2004                          100                  33.26
         July 20, 2004                          300                  33.33
         July 20, 2004                          200                  33.34
         July 20, 2004                          400                  33.35

CUSIP NO. 178666 10 3               SCHEDULE 13D              PAGE 7 OF 15 PAGES

                                              NUMBER                 PRICE
         DATE OF SALE                        OF SHARES           PER SHARE ($)
         ------------                        ---------           -------------
         July 20, 2004                          100                  33.36
         July 21, 2004                        1,500                  33.00
         July 21, 2004                          100                  33.04
         July 21, 2004                          800                  33.15
         July 21, 2004                          100                  33.20
         July 22, 2004                        1,300                  32.90
         July 22, 2004                          200                  32.93
         July 27, 2004                          100                  31.27
         July 27, 2004                          300                  31.28
         July 27, 2004                        1,600                  31.29
         July 27, 2004                        2,000                  31.35
         July 27, 2004                          300                  31.36
         July 28, 2004                        1,000                  31.04
         July 28, 2004                          200                  30.74
         July 28, 2004                          500                  30.87
         August 2, 2004                       1,500                  31.00
         August 2, 2004                         400                  31.01
         August 2, 2004                       1,000                  31.10
         August 2, 2004                         100                  31.15
         August 3, 2004                         200                  30.50
         August 4, 2004                       1,000                  29.74
         August 4, 2004                       1,000                  29.75
         August 4, 2004                         800                  29.77
         August 9, 2004                       3,000                  29.27
         August 10, 2004                      3,000                  29.23
         August 16, 2004                      1,900                  30.00
         August 16, 2004                        700                  30.01
         August 16, 2004                        100                  30.10
         August 17, 2004                      2,100                  29.90
         August 17, 2004                        200                  29.91
         August 17, 2004                        500                  29.94
         August 17, 2004                        500                  30.05
         August 23, 2004                        800                  31.17
         August 24, 2004                      3,000                  30.89
         August 24, 2004                        100                  30.90
         August 25, 2004                      2,100                  30.60
         August 30, 2004                      3,000                  30.09
         August 30, 2004                        100                  30.21
         August 30, 2004                        300                  30.34
         August 30, 2004                        600                  30.33
         August 30, 2004                      1,300                  30.37
         August 30, 2004                        400                  30.35

CUSIP NO. 178666 10 3               SCHEDULE 13D              PAGE 8 OF 15 PAGES

                                              NUMBER                 PRICE
         DATE OF SALE                        OF SHARES           PER SHARE ($)
         ------------                        ---------           -------------
         August 30, 2004                        200                  30.65
         August 30, 2004                        100                  30.74
         September 7, 2004                    1,000                  31.41
         September 7, 2004                    1,000                  31.45
         September 7, 2004                    1,000                  31.52
         September 8, 2004                      300                  31.75
         September 8, 2004                      700                  31.65
         September 9, 2004                      100                  31.07
         September 9, 2004                      100                  31.06
         September 9, 2004                    1,800                  31.05
         September 13, 2004                   1,500                  31.15
         September 13, 2004                     800                  31.16
         September 13, 2004                   2,000                  31.18
         September 13, 2004                   1,200                  31.20
         September 13, 2004                     500                  31.23
         September 22, 2004                   6,000                  30.14
         September 27, 2004                   6,000                  29.52
         October 4, 2004                      3,800                  31.70
         October 4, 2004                        100                  31.71
         October 4, 2004                      2,100                  31.80
         October 11, 2004                       600                  30.94
         October 11, 2004                       300                  31.00
         October 11, 2004                       100                  31.02
         October 12, 2004                       100                  30.70
         October 12, 2004                     1,400                  30.71
         October 12, 2004                       600                  30.74
         October 12, 2004                     1,000                  30.75
         October 12, 2004                     1,900                  30.80
         October 20, 2004                     2,000                  29.75
         October 20, 2004                     1,000                  29.76
         October 20, 2004                       600                  29.83
         October 20, 2004                     1,000                  30.02
         October 21, 2004                       500                  29.70
         October 21, 2004                       400                  29.71
         October 21, 2004                       500                  29.72
         October 26, 2004                       400                  31.02
         October 27, 2004                     3,100                  31.00
         October 27, 2004                       300                  31.02
         October 27, 2004                     1,000                  31.05
         October 27, 2004                       500                  31.07
         October 27, 2004                       500                  31.10
         October 27, 2004                       200                  31.15

CUSIP NO. 178666 10 3               SCHEDULE 13D              PAGE 9 OF 15 PAGES

                                              NUMBER                 PRICE
         DATE OF SALE                        OF SHARES           PER SHARE ($)
         ------------                        ---------           -------------
         November 1, 2004                       300                  30.88
         November 1, 2004                     1,700                  30.89
         November 1, 2004                     2,000                  30.95
         November 1, 2004                     1,000                  31.00
         November 1, 2004                     1,000                  31.13
         November 8, 2004                     2,000                  31.80
         November 9, 2004                       800                  31.92
         November 9, 2004                       100                  31.90
         November 9, 2004                     1,800                  31.96
         November 10, 2004                      400                  31.85
         November 10, 2004                      500                  31.95
         November 10, 2004                      100                  31.96
         November 10, 2004                      300                  32.00
         November 16, 2004                      600                  31.60
         November 16, 2004                    1,000                  31.70
         November 16, 2004                    3,000                  31.75
         November 16, 2004                      500                  31.76
         November 16, 2004                      100                  31.77
         November 17, 2004                      200                  31.76
         November 17, 2004                      200                  31.78
         November 17, 2004                      400                  31.79
         November 22, 2004                    1,900                  31.60
         November 22, 2004                      100                  31.61
         November 22, 2004                    1,300                  31.62
         November 22, 2004                      200                  31.63
         November 22, 2004                      500                  31.70
         November 22, 2004                      500                  31.72
         November 22, 2004                      500                  31.78
         November 22, 2004                      800                  31.81
         November 22, 2004                      200                  31.82
         November 29, 2004                      400                  31.88
         November 29, 2004                    3,100                  31.87
         November 29, 2004                    1,400                  31.90
         November 29, 2004                      100                  31.91
         November 29, 2004                    1,000                  31.97
         December 7, 2004                     2,000                  31.40
         December 7, 2004                       800                  31.55
         December 7, 2004                       100                  31.56
         December 7, 2004                       100                  31.57
         December 7, 2004                     1,200                  31.65
         December 7, 2004                     1,000                  31.71
         December 7, 2004                       300                  31.75

CUSIP NO. 178666 10 3              SCHEDULE 13D              PAGE 10 OF 15 PAGES

                                              NUMBER                 PRICE
         DATE OF SALE                        OF SHARES           PER SHARE ($)
         ------------                        ---------           -------------
         December 8, 2004                       500                  31.34
         December 13, 2004                    1,000                  31.51
         December 14, 2004                    1,000                  31.45
         December 14, 2004                      200                  31.46
         December 14, 2004                    1,000                  31.47
         December 15, 2004                    1,300                  31.30
         December 15, 2004                      200                  31.37
         December 15, 2004                      500                  31.38
         December 15, 2004                      700                  31.42
         December 15, 2004                      100                  31.45
         December 20, 2004                      200                  31.80
         December 21, 2004                    1,100                  31.24
         December 21, 2004                      400                  31.31
         December 21, 2004                      100                  31.32
         December 21, 2004                    1,000                  31.30
         December 21, 2004                      200                  31.52
         December 21, 2004                      800                  31.51
         December 22, 2004                    2,200                  31.53
         December 27, 2004                      100                  31.38
         December 27, 2004                      400                  31.42
         December 27, 2004                      400                  31.45
         December 27, 2004                      100                  31.46
         December 27, 2004                      600                  31.53
         December 27, 2004                    1,100                  31.55
         December 27, 2004                      100                  31.62
         December 28, 2004                      700                  31.31
         December 28, 2004                      500                  31.32
         December 29, 2004                      500                  31.16
         December 29, 2004                      200                  31.19
         December 29, 2004                      100                  31.24
         December 30, 2004                    1,200                  31.25
         January 3, 2005                      1,100                  31.25
         January 3, 2005                      1,200                  31.31
         January 3, 2005                        100                  31.65
         January 4, 2005                      2,800                  31.35
         January 4, 2005                        700                  31.36
         January 4, 2005                        100                  31.37
         January 10, 2005                     3,000                  31.65
         January 10, 2005                     3,000                  31.89
         TOTAL                              246,000

CUSIP NO. 178666 10 3              SCHEDULE 13D              PAGE 11 OF 15 PAGES

         FARBER FAMILY FOUNDATION

                                              NUMBER                 PRICE
         DATE OF SALE                        OF SHARES           PER SHARE ($)
         ------------                        ---------           -------------
         June 1, 2004                           800                  $34.75
         June 1, 2004                         1,200                  $34.85
         June 1, 2004                         1,300                  $35.20
         June 1, 2004                           100                  $35.23
         June 1, 2004                           800                  $35.12
         June 2, 2004                           800                  $35.02
         June 7, 2004                         1,000                  $34.49
         June 9, 2004                         1,000                  $33.96
         June 9, 2004                           900                  $34.00
         June 9, 2004                           100                  $34.01
         June 9, 2004                         1,000                  $33.92
         June 9, 2004                         1,000                  $34.01
         June 14, 2004                        1,000                  $35.20
         June 16, 2004                        2,000                  $35.00
         June 16, 2004                        1,000                  $35.05
         June 16, 2004                          100                  $35.09
         June 17, 2004                          800                  $34.97
         June 17, 2004                          100                  $35.00
         June 21, 2004                        1,000                  $34.78
         June 22, 2004                        3,000                  $34.68
         June 23, 2004                        1,000                  $34.90
         June 28, 2004                          500                  $35.60
         June 30, 2004                        1,000                  $35.00
         June 30, 2004                          600                  $35.15
         July 1, 2004                         2,700                  $34.70
         July 1, 2004                           200                  $34.71
         July 7, 2004                           100                  $34.41
         July 8, 2004                         4,600                  $34.00
         July 8, 2004                           300                  $34.15
         July 12, 2004                        1,500                  $33.37
         July 12, 2004                          500                  $33.50
         July 13, 2004                        3,000                  $33.40
         July 20, 2004                        2,000                  $32.95
         July 20, 2004                        3,000                  $33.00
         November 16, 2004                      500                  $32.00
         November 23, 2004                      400                  $32.00
         November 24, 2004                      800                  $32.00
         November 26, 2004                      200                  $32.00
         November 29, 2004                    1,300                  $32.00
         November 29, 2004                      400                  $32.10
         November 29, 2004                      400                  $32.11
         November 30, 2004                    7,500                  $32.00

CUSIP NO. 178666 10 3              SCHEDULE 13D              PAGE 12 OF 15 PAGES

         November 30, 2004                      500                  $32.03
         November 30, 2004                    1,300                  $32.05
         November 30, 2004                      700                  $32.13
         December 1, 2004                     1,500                  $32.02
         December 1, 2004                     1,900                  $32.08
         December 1, 2004                     1,900                  $32.10
         December 1, 2004                     1,000                  $32.13
         December 1, 2004                       500                  $32.15
         December 1, 2004                       200                  $32.18
         December 1, 2004                       700                  $32.50
         December 1, 2004                       300                  $32.51
         December 2, 2004                       100                  $32.59
         December 2, 2004                       900                  $32.49
         December 2, 2004                       700                  $32.52
         December 2, 2004                       300                  $32.60
         December 2, 2004                       300                  $32.61
         December 2, 2004                       700                  $32.58
         December 2, 2004                     1,000                  $32.70
         December 3, 2004                       100                  $32.40
         December 3, 2004                       900                  $32.45
         December 3, 2004                       100                  $32.67
         December 3, 2004                       700                  $32.57
         December 3, 2004                       200                  $32.56
         December 3, 2004                       500                  $32.54
         December 3, 2004                       100                  $32.60
         December 6, 2004                       600                  $32.02
         December 6, 2004                       800                  $32.04
         December 6, 2004                       100                  $32.13
         December 6, 2004                       100                  $32.20
         December 6, 2004                       300                  $32.21
         TOTAL                               70,500


         All of the sales by Jack Farber and the Farber Family Foundation were effected in the public trading markets pursuant to plans intended to comply with Rule 10b5-1(c) under the Securities Exchange Act.

CUSIP NO. 178666 10 3              SCHEDULE 13D              PAGE 13 OF 15 PAGES


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                              JACK FARBER
                                                              ------------------
                                                              Jack Farber


Date: January 14, 2005

CUSIP NO. 178666 10 3                               SCHEDULE 13D                                PAGE 14 OF 15 PAGES

                                                     APPENDIX A

                                                                      Present principal occupation or employment
                                                                     and name, principal business and address of
                                                                       any corporation or other organization in
                                                                          which such employment is conducted
            Name                            Address
-----------------------------     -----------------------------     -----------------------------------------------
Vivian Farber                     3056 Miro Drive North             Private investor
                                  Palm Beach Gardens, FL 33410


Ellen B. Kurtzman                 1105 North Market St.             Management of trusts and other entities for
                                  Wilmington, DE 19801              the benefit of family members, Delv L.P. (a
                                                                    partnership that holds and manages
                                                                    investments), 1105 North Market Street,
                                                                    Wilmington, DE 19801

David M. Farber                   Marshall Auto Sales               President, Marshall Auto Sales (an automobile
                                  6050 Old York Road                dealer), 6050 Old York Road, Philadelphia, PA
                                  Philadelphia, PA 19141            19141

Steven V. Dubin                   CSS Industries, Inc.              Executive Vice President, CSS Industries,
                                  1845 Walnut Street                Inc. (the issuer - a manufacturer and seller
                                  Philadelphia, PA 19103            of seasonal and social expression products),
                                                                    1845 Walnut Street, Philadelphia, PA 19103

Clifford E. Pietrafitta           CSS Industries, Inc.              Vice President - Finance,
                                  1845 Walnut Street                Chief Financial Officer, CSS Industries, Inc.
                                  Philadelphia, PA 19103            (the issuer - a manufacturer and seller of
                                                                    seasonal and social expression products),
                                                                    1845 Walnut Street, Philadelphia, PA 19103

David J. M. Erskine               CSS Industries, Inc.              President and Chief Executive Officer,
                                  1845 Walnut Street                CSS Industries, Inc. (the issuer - a
                                  Philadelphia, PA 19103            manufacturer and seller of seasonal and
                                                                    social expression products), 1845 Walnut
                                                                    Street, Philadelphia, PA 19103

During the last five years, none of the persons listed above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 178666 10 3              SCHEDULE 13D              PAGE 15 OF 15 PAGES

During the last five years, none of the persons listed above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandatory activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

All of the persons listed above are United States citizens.